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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For APRIL 18, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.    Notice to Shareholders - Payment of Interest on Shareholders'
      Equity dated April 17, 2002.........................................3

2.    Press Release entitled "CVRD Announces Memorandum of
      Cooperation with NUCOR" dated April 18, 2002........................4


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[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release


                             NOTICE TO SHAREHOLDERS
                  PAYMENT OF INTEREST ON SHAREHOLDERS' EQUITY


Rio de Janeiro, April 17, 2002 - Companhia Vale do Rio Doce (CVRD) approved, based on the meeting of the Board of Directors held on November 22, 2001, the payment of the second installment of the interest on shareholders' equity on April 30, 2002. The second installment, in the amount of R$ 2.305 per common or preferred class "A", is subject to withholding income tax at a rate of 15%, in accordance to the Law 9,249 of December 26, 1995.

[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release


              CVRD Announces Memorandum of Cooperation with NUCOR

Rio de Janeiro, April 18, 2002 - Companhia Vale do Rio Doce (CVRD), the world's largest producer of iron ore and pellets, and Nucor Corporation (NUCOR), the largest steelmaker in North America, signed a non-binding memorandum of cooperation (MOU) for the purpose of advancing their mutual interests in the identification of potential iron and steel business opportunities to be jointly developed in the following areas:

(a) projects that offer low cost, environmentally friendly iron-based products;
(b)  projects that offer strategic positions in North and South America;
(c) opportunities that may arise as a result of the restructuring of the North American steel industry which are deemed to be advantageous to both parties.

This MOU puts together two financially strong companies, with solid cash flows and balance sheets. "We are very excited to begin a relationship with such a strong company as CVRD" said Dan Dimicco, NUCOR Vice Chairman, President and CEO. "Not only are they a huge player in the world iron ore markets, but also understand the nuances of the steel business. This combination brings a powerful team to the table to explore many opportunities throughout the Americas."

Roger Agnelli, CVRD CEO, commented, "bringing together CVRD and NUCOR is associating winning companies with different expertise and resources. As a mining company, CVRD is focused on providing productivity-enhancing solutions to the steel industry. The possibilities are unlimited."

About CVRD

Incorporated on June 1, 1942 as a state-owned company and privatized on May 7, 1997, CVRD is the largest diversified mining company of the Americas, with a market capitalization of approximately US$ 11 billion. It is the world's largest producer and exporter of iron ore and pellets and one of the leading global producers of manganese and ferro-alloys. It also produces bauxite, gold, kaolin, potash, alumina and aluminum. CVRD is a major cargo transportation player in Brazil owning and operating several railroads and ports. It owns two hydroelectric power plants and it is building seven others. It also has stakes in steel and fertilizer companies in Brazil and abroad.

About NUCOR

NUCOR is the largest steel producer in the United States and has over US$ 4.5 billion in sales annually. NUCOR is the nation's largest recycler, recycling over 10 million tons of scrap steel annually and is the nation's largest consumer of pig iron and HBI products. NUCOR and affiliates are manufacturers of steel products, with operating facilities in ten states. Products produced are: carbon and alloy steel - in bars, beams, sheet, and plate; steel joists and joist girders; steel deck; cold finished steel; steel fasteners; metal building systems; and light gauge steel framing.





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                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 18, 2002